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                                 Exhibit 18


March 2, 2001


Board of Directors
Gateway Energy Corporation
500 Dallas, Suite 2615
Houston, Texas 77002


As stated in Note A to the consolidated financial statements of Gateway Energy Corporation and Subsidiaries (the "Company") for the year ended December 31, 2000 and the ten months ended December 31, 1999, the Company changed its accounting policy for oil and gas producing activities from the "full cost" method to the "successful efforts" method. Management believes the newly adopted accounting principle is preferable in the circumstances because it will provide a better measure of the results of its future exploration and development activities. At your request, we have reviewed and discussed with management the circumstances, business judgment, and planning that formed the basis for making this change in accounting principle.

It should be recognized that professional standards have not been established for selecting among alternative principles that exist in this area or for evaluating the preferability of alternative accounting principles. Accordingly, we are furnishing this letter solely for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, and it should not be used or relied on for any other purpose.

Based on our review and discussion, we concur with management's judgment that the newly adopted accounting principle is preferable in the circumstances. In formulating this position, we are relying on management's business planning and judgment, which we do not find unreasonable.

Very truly yours,

/s/ Grant Thornton LLP